Exhibit (a)(1)(g)

Confirmation Email to Warrantholders who Elect to Participate in the Warrant Amendment Program

NeoMagic has received your election form dated                      and your executed warrant amendment, by which you elected to amend all of your outstanding warrants that are eligible to be amended under the Offer to Amend, subject to the terms and conditions of the Offer to Amend.

If you change your mind, you may withdraw your election as to your eligible warrants by completing and signing the withdrawal form that was previously provided to you, and delivering it to Charlotte Willson either via courier or hand delivery to NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, attention: Charlotte Willson, or via facsimile (fax number: (408) 988-7030), on or before 4:00 p.m., Pacific Time, on July 27, 2007. Only withdrawal forms that are complete, signed and actually received by Charlotte Willson by the deadline will be accepted. Withdrawal forms submitted by U.S. mail (or other post) are not permitted. If you have questions, please direct them to Charlotte Willson, NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, telephone number (408) 486-3965.

Please note that our receipt of your election form is not by itself an acceptance of your election to amend your warrants. For purposes of the offer, NeoMagic will be deemed to have accepted elections to amend warrants that are validly tendered and not properly withdrawn as of when NeoMagic gives oral or written notice to the warrantholders generally of its acceptance for amendment of such warrants, which notice may be made by press release, email or other method of communication. NeoMagic’s formal acceptance of the properly tendered election form and warrant amendment is expected to take place immediately after the end of the offer period.

This notice does not constitute the Offer to Amend. The full terms of the offer are described in (1) the Offer to Amend Certain Outstanding Warrants (referred to as the Offer to Amend); (2) the letter from Douglas R. Young, dated June 28, 2007; (3) this Election Form; (4) the Withdrawal Form; and (5) the Warrant Amendment. You may also access these documents through NeoMagic’s website at www.neomagic.com via the link “SEC Filings,” or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Confirmation Email to Warrantholders who Withdraw their Warrants from the Offer

NeoMagic has received your withdrawal form dated                     , by which you rejected NeoMagic’s Offer to Amend your eligible outstanding warrants.

If you change your mind, you may once again elect to amend all of your eligible warrants by submitting a new election form to Charlotte Willson either via courier or hand delivery to NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, attention: Charlotte Willson, or via facsimile (fax number: (408) 988-7030), on or before 4:00 p.m., Pacific Time, on July 27, 2007. If you have questions, please direct them to Charlotte Willson, NeoMagic Corporation, 3250 Jay Street, Santa Clara, California 95054, telephone number (408) 486-3965.

This notice does not constitute the Offer to Amend. The full terms of the offer are described in (1) the Offer to Amend Certain Outstanding Warrants (referred to as the Offer to Amend); (2) the letter from Douglas R. Young, dated June 28, 2007; (3) this Election Form; (4) the Withdrawal Form; and (5) the Warrant Amendment. You may also access these documents through NeoMagic’s website at www.neomagic.com via the link “SEC Filings,” or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.